7/8


03024422

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Megastar Development Corp.

*CURRENT ADDRESS: ____

**FORMER NAME: ____

**NEW ADDRESS: ____

FILE NO. 82- 2553 FISCAL YEAR 2-28-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 7/10/03

MEGASTAR DEVELOPMENT CORP.
PO Box 865
#5 – 9110 Glover Road
Fort Langley, BC V1M 2S2
604.888.0786
604.888.3268

03 JUL -8 AM 7:21

82-2553

AR/S

2-28-03

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of Megastar Development Corp. (the "Company") will be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the city of Vancouver, BC, on Friday, the 25th day of July, 2003 at 10:00 a.m. (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended February 28, 2003;

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at three (3);

4. To elect directors to hold office until the next annual general meeting of the Company;

5. To appoint the auditor for the Company to hold office until the next annual general meeting of the Company;

6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company;

7. To consider and, if thought fit, to approve an ordinary resolution to adopt a formal stock option plan (the "Plan"), such Plan being in compliance with the policies of the TSX Venture Exchange, providing for the granting to the directors and employees of the Company of incentive stock options to purchase common shares in the capital stock of

the Company details of which are set out in the enclosed Proxy Statement and Information Circular; and

8. To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

A Proxy Statement and Information Circular and Proxy Form accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed June 20, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Proxy Form because you own shares registered in different names or addresses, each Proxy Form should be completed and returned. The completed form of proxy must be received by the Company or by Pacific Corporate Trust Company by mail or by fax, at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Please advise the Company of any change in your address.

DATED at Fort Langley, British Columbia, this 24th day of June, 2003.

By Order of the Board of
MEGASTAR DEVELOPMENT CORP.

"Peter Haladin"

PETER HALADIN
President and Director

MEGASTAR DEVELOPMENT CORP.
PO Box 865
#5 – 9110 Glover Road
Fort Langley, BC V1M 2S2
604.888.0786
604.888.3268

PROXY STATEMENT AND INFORMATION CIRCULAR
(As at June 24, 2003 except as indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") of Megastar Development Corp. (the "Company") by the Board of Directors of the Company in connection with the solicitation by the Company's Board of Directors of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held on Friday, July 25, 2003 at 10:00 a.m. (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholders holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed Form of Proxy were designated by the directors of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAT THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN**

ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDE IN THE FORM OF PROXY.

In order to be voted, the completed Form of Proxy must be received by Computershare Trust Company of Canada or the office of the Company by mail or by fax, at least 48 hours prior to the scheduled time of the Meeting at which such Form of Proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at PO Box 865, Unit 5 – 9110 Glover Road, Fort Langley, BC V1M 2S2 (Attention: Peter Haladin) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of the Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer of solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholder") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cased those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to the registered Shareholder by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Common Shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his of her broker sent to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 7,841,371 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on June 20, 2003 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Member	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Derby Reach Holdings Ltd.(1)	817,688	10.42%

(1)Derby Reach Holdings Ltd. is a company wholly owned by Peter Haladin, the President and a Director of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company (1)	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years (1)	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (2)	Date on which the Nominee became a Director of the Company
PETER HALADIN(3) *Canada* *PRESIDENT, CEO and DIRECTOR*	*Licensed Realtor*	*912,188 shares*(4)	*December 15, 2000*
JAMES REAMSBOTTOM(3) Canada DIRECTOR	*Businessman*	*188,000 shares*	*December 15, 2000*
JERRY MINNI(3) *Canada* *DIRECTOR*	*Certified General Accountant*	*141,125*(5) *shares*	*March 13, 2000*

(1) The information as to country or residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.
(2) The information as to shares beneficially owned or over which a director/nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at May 1, 2003.
(3) Member of the Audit Committee.
(4) 817,688 of these shares are held by Derby Reach Holdings Ltd., a company wholly owned by Peter Haladin, the President and a Director of the Company.
(5) 125,125 of these shares are held by a private company of which Jerry Minni owns 50%.

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by section 111 of the *Company Act* (British Columbia) was mailed to the British

Columbia Securities Commission, the Alberta Securities Commission and to the TSX Venture Exchange and was published in the Province newspaper, Vancouver, British Columbia on May 29, 2003. No nominations for directors were received from the members of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officers") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards [1]		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation [2]	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Peter Haladin,[3] President, CEO and Director	2003 2002 2001	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	352,068 326,351 N/A	Nil Nil N/A	Nil Nil N/A	$42,000[4] $42,000[4] Nil
Jerry Minni[5] Former President and CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil $38,000[6]	Nil Nil 282,000[7]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) The Company has not granted any restricted shares or restricted share units, stock appreciation rights or long-term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2) The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3) Peter Haladin was appointed the President and Chief Executive Officer on May 30, 2001.

(4) Of this amount, $18,000 is paid to Peter Haladin pursuant to a Management Agreement whereby Peter Haladin is paid a management fee of $1,500 per month and $24,000 is paid to First Capital Realty Ltd., a company controlled by Peter Haladin, pursuant to an agreement whereby First Capital Realty Ltd. is paid $2,000 per month for office management services.

(5) Jerry Minni was appointed the President and Chief Executive Officer of the Company on March 28, 2000 and resigned from both positions on May 30, 2001.

(6) This sum represents management fees and administrative fees paid or accrued to JVM Management Ltd., a private company owned 50% by Jerry Minni and 50% by Vera Minni.

(7) 240,000 of these options are pre-consolidated and 42,000 options are post-consolidated.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long-term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Peter Haladin	352,068	58%	$0.13	$0.21	March 6, 2008

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name (a)	Securities Acquired on Exercise (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Peter Haladin	326,351	$32,635.10	352,068/0	Nil/Nil

There were no options held by the CEO or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officer.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

Particulars of stock options granted to directors of the Company during the most recently completed financial year are as follows:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant Expiry Date
James Reamsbottom	150,000	$0.13	March 6, 2008

OTHER COMPENSATION TO DIRECTORS

James Reamsbottom and Julia Harrod each receive $500 per month for their services as directors of the Company. As at the fiscal year ended February 28, 2002, $6,000 was paid to each of James Reamsbottom and Julia Harrod.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since March 1, 2002, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Amisano Hanson, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Amisano Hanson, Chartered Accountants were first appointed auditor of the Company on December 20, 1990.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof, except that First Capital Realty Ltd., a company controlled by Peter Haladin is paid $2,000 per month for office management services. As at the date of the most recently completed fiscal year end $24,000 has been paid to First Capital Realty Ltd.

ADOPTION OF STOCK OPTION PLAN

On August 21, 2002, the TSX Venture Exchange (the "Exchange") published its revised Corporate Finance Manual. Under the Exchange's Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Company currently has no stock option plan and has previously granted stock options on an individual basis. Prior to the meeting date, the directors of the Company will, subject to Shareholder and regulatory approval, consider and approve a stock option plan. The plan shall consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). This is deemed a "rolling" as opposed to a "fixed number" plan. Any previously granted options will be deemed to be accepted into and governed by the plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the plan. The plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the plan is available for review at the registered offices of the Company, Suite 800 – 885 West Georgia Street, Vancouver, British Columbia during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

"Resolved that, subject to regulatory approval:

1. the Company's stock option plan (the "Plan") be and it is hereby adopted and approved;

2. the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company as at the time of grant;

3. the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4. the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than the approval of financial statements, setting the number of directors at three (3), electing the directors as nominated, appointing an auditor, authorizing the auditor's remuneration and approving the stock option plan, the management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made

Dated as of the 24th day of June, 2003

"Peter Haladin"

PETER HALADIN
President and Chief Executive Officer



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

____ Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Megastar Development Corp.	**February 28, 2003**	**03/06/25**

ISSUER'S ADDRESS **9110 Glover Road, Suite #5, PO Box 865**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Fort Langley	**BC**	**V1M 2S2**	**604-888-3268**	**604-888-0786**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Peter Haladin	**Director**	**604-888-0786**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
haladin@bc-alter.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peter Haladin"	**PETER HALADIN**	**03/06/25**
"Jerry Minni"	**Jerry Minni**	**03/06/25**

(Electronic signatures should be entered in "quotations")

MEGASTAR DEVELOPMENT CORP.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2003 and 2002

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Megastar Development Corp.

We have audited the consolidated balance sheets of Megastar Development Corp. as at February 28, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
June 16, 2003

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED BALANCE SHEETS
February 28, 2003 and 2002

ASSETS	2003	2002
Current		
Cash	$ 11,843	$ 7,450
GST receivable	1,497	2,184
Advance receivable	-	1,340
	13,340	10,974
Resource properties – Schedule 1 and Note 3	11,323	11,323
	$ 24,663	$ 22,297
LIABILITIES		
Current		
Accounts payable – Note 5	$ 35,240	$ 40,738
Due to related parties – Notes 5 and 7	62,063	-
	97,303	40,738
SHAREHOLDERS' DEFICIENCY		
Share capital – Notes 4 and 7	4,874,081	4,830,885
Shares subscribed – Note 7	14,000	-
Deficit	(4,960,721)	(4,849,326)
	(72,640)	(18,441)
	$ 24,663	$ 22,297

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 7
Subsequent Events – Note 7

APPROVED BY THE DIRECTORS:

"Peter Haladin" ______________, Director

"Jerry Minni" ______________, Director

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

for the years ended February 28, 2003 and 2002

	2003	2002
Administrative Expenses		
Accounting and audit fees – Note 5	$ 16,325	$ 7,500
Administrative fees – Note 5	24,000	24,000
Bank charges and interest	172	588
Filing fees	5,381	4,223
Investor relations	3,037	30,574
Legal fees	6,815	20,315
Management fees – Note 5	30,000	30,000
Office, telephone and miscellaneous	7,868	12,514
Transfer agent fees	5,513	4,903
Travel	12,284	9,625
Loss before other items	(111,395)	(144,242)
Other Items:		
Write-down of resource properties		(96,700)
Project investigation costs	-	(16,757)
Net loss for the year	(111,395)	(257,699)
Deficit, beginning of year	(4,849,326)	(4,591,627)
Deficit, end of year	$ (4,960,721)	$ (4,849,326)
Basic and diluted loss per share	$ (0.02)	$ (0.04)

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended February 28, 2003 and 2002

	2003	2002
Operating Activities		
Net loss for the year	$ (111,395)	$ (257,699)
Add item not involving cash:		
Write-down of resource properties	-	96,700
	(111,395)	(160,999)
Changes in non-cash working capital items:		
GST receivable	687	4,158
Advance receivable	1,340	(1,340)
Prepaid expenses	-	12,768
Accounts payable	(5,498)	(1,445)
	(114,866)	(146,858)
Investing Activity		
Resource properties expenditures	-	(11,323)
Financing Activities		
Issue of common shares	43,196	181,138
Share subscriptions	14,000	-
Due to related parties	62,063	(17,000)
	119,259	164,138
Increase in cash during the year	4,393	5,957
Cash, beginning of year	7,450	1,493
Cash, end of year	$ 11,843	$ 7,450
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP. Schedule 1

CONSOLIDATED SCHEDULE OF RESOURCE PROPERTIES

for the year ended February 28, 2003 and 2002

Resource Properties	Balance February 28, 2001	Additions	Write-down	Balance February 28, 2002 and 2003
Simkar Property, Quebec, Canada				
Acquisition costs	$ 551,200	$ -	$ -	$ 551,200
Deferred exploration costs	280,825	-	-	280,825
	832,025	-	-	832,025
Write-down to net recoverable value	(802,025)	-	(30,000)	(832,025)
	30,000	-	(30,000)	-
Otish Mountain Claim, Quebec, Canada				
Acquisition costs	-	10,000	-	10,000
Deferred exploration costs				
Assessment fees	-	1,323	-	1,323
	-	11,323	-	11,323
Jasper Mineral Claim, British Columbia, Canada				
Acquisition costs	47,500	-	(47,500)	-
Cindi Mineral Claim, British Columbia, Canada				
Acquisition costs	19,200	-	(19,200)	-
	$ 96,700	$ 11,323	$ (96,700)	$ 11,323

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and 2002

Note 1 Nature and Continuance of Operations

The Company is a development stage public company listed on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or the sale thereof.

These consolidated financial statements have been prepared on a going concern basis. At February 28, 2003, the Company has a working capital deficiency of $83,963 and has incurred losses of $4,960,721 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results could differ from these estimates.

The consolidated financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary, 1055019 Ontario Limited, ("OntarioCo"). All inter-company transactions have been eliminated.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

(d) Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, advance receivable, accounts payable and due to related parties approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(f) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 4, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after March 1, 2002.

(g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Resource Properties

a) Simkar Property, Quebec, Canada

The Company's wholly-owned subsidiary has a 100% interest in two mining concessions totalling 557 acres located in Louvicourt Township, Quebec.

During the year ended February 28, 2002, management of the Company wrote-down the property by $30,000 to an estimated net recoverable value of $Nil.

b) Otish Mountain Property, Quebec, Canada

During the year ended February 28, 2002, the Company acquired a 100% interest in 2,500 hectares in the Otish Mountain region of Quebec from the Quebec Ministry of National Resources for $10,000 cash.

Note 4 Share Capital – Note 7

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	2003		2002	
	Number	$	Number	$
Balance, beginning of year	6,527,020	4,830,885	4,877,020	4,649,747
Pursuant to the exercise of share purchase options – at $0.10	326,351	32,636	-	-
– at $0.12	88,000	10,560	220,000	26,400
Pursuant to a private placement – at $0.13	-	-	1,430,000	185,900
Issue costs	-	-	-	(31,162)
Balance, end of year	6,941,371	4,874,081	6,527,020	4,830,885

c) Escrow:

At February 28, 2003, 131,250 shares (2002: 131,250) are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

d) Commitments:

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant.

Note 4 Share Capital – (cont'd)

d) Commitments: – (cont'd)

Stock-based Compensation Plan – (cont'd)

A summary of the status of the stock option plan as of February 28, 2003 and 2002 and changes during the years then ended is presented below:

	2003		2002	
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding at beginning of year	544,351	$0.11	7,200	$0.12
Granted	100,000	$0.14	326,351	$0.10
Exercised	(514,351)	$(0.11)	(220,000)	($0.12)
Outstanding and exercisable at end of year	130,000	$0.12	61,200	$0.11

At February 28, 2003, there are 130,000 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.12 per share expiring on December 29, 2005.

As disclosed in its accounting policy note, the Company does not record compensation expense on the granting of stock options for employees.

The stock compensation expense for the year ended February 28, 2003 associated with employees and directors' options, not recognized in the financial statements is disclosed in the pro forma amounts below:

	As Reported	Fair Value Of Options Granted	Pro forma
Net loss	$(111,395)	$(14,310)	$(125,705)
Basic and diluted loss per share	$(0.02)		$(0.02)

Note 4 Share Capital – (cont'd)

d) Commitments: – (cont'd)

Stock-based Compensation Plan – (cont'd)

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	Year ended February 28, 2003
Risk-free interest rate	2.53%
Dividend yield	-
Expected stock price volatility	103%
Weighted average expected stock option life	5. years

Note 5 Related Party Transactions

The Company incurred the following expenditures with directors and officers of the Company, companies with common directors and an accounting firm in which a director is a partner:

	2003	2002
Accounting fees	$ 7,200	$ 5,300
Administrative fees	24,000	24,000
Management fees	30,000	30,000
	$ 61,200	$ 59,300

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Accounts payable at February 28, 2003 includes $1,605 (2002: $1,605) due to an accounting firm in which a director is a partner.

Due to related parties at February 28, 2003 of $62,063 (2002: $Nil) consists of amounts owing to directors and a private company with a common director. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 6 Corporation Loss Carryforwards

At February 28, 2003 the Company has accumulated non-capital losses totalling $1,400,188 which may be applied against future year's taxable income. These losses expire as follows:

2004	$ 337,331
2005	373,829
2006	163,590
2007	144,209
2008	113,944
2009	160,998
2010	106,287
	$ 1,400,188

At February 28, 2003 the Company has accumulated Canadian exploration and development expenditures of $264,055, foreign exploration expenditures of $435,464 and an earned depletion base of $67,604. These expenditures carryforward indefinitely and are available to offset against certain future year's taxable income at various rates per year.

The future tax benefit of these losses and expenditures, if any, has not been recorded in the financial statements as it is more likely than not that the future tax assets will not be realized and accordingly a full valuation allowance has been made.

Note 7 Subsequent Events

Subsequent to February 28, 2003:

a) the Company issued 800,000 units at $0.12 per unit pursuant to a private placement. Each unit consists of one common share and one common share purchase warrant. Each warrant and $0.16 will entitle the holder thereof to acquire an additional common share. The warrants expire on April 15, 2005. The Company received $65,000 cash and applied $31,000 due to related parties at February 28, 2003 for total proceeds of $96,000;

b) the Company granted 502,068 share purchase options to two directors of the Company. Each option is exercisable at $0.13 per share until March 6, 2008; and

c) the Company issued 100,000 shares pursuant to the exercise of options at $0.14 per share. Total proceeds of $14,000 were disclosed as share subscriptions at February 28, 2003.



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedule B

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Megastar Development Corp.	**February 28, 2003**	**03/06/25**

ISSUER'S ADDRESS **9110 Glover Road, Suite #5, PO Box 865**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Fort Langley	**BC**	**V1M 2S2**	**604-888-3268**	**604-888-0786**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Peter Haladin	**Director**	**604-888-0786**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
haladin@bc-alter.net	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peter Haladin"	**PETER HALADIN**	**03/06/25**
"Jerry Minni"	**Jerry Minni**	**03/06/25**

(Electronic signatures should be entered in "quotations")

MEGASTAR DEVELOPMENT CORP.
YEAR END REPORT
for the year ended February 28, 2003

Schedule A: Financial Information
- See consolidated financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs:

   Administrative Expenses
   - See consolidated financial statements attached

   Deferred Costs
   - See consolidated financial statements attached

2. Related party transactions:
   - See Note 5 to the consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

   a) Summary of common shares issued:

Date	Type	Number	Price	Net Proceeds	Consideration
May 25/02	Exercise of options	88,000	$0.12	$ 10,560	Cash
Nov. 4/02	Exercise of options	326,351	$0.10	$ 32,636	Cash

   b) Summary of options granted during the period:

Date Granted	Optionee	Number	Price	Expiry Date
Apr. 18/02	James Reamsbottom	100,000	$0.14	Apr. 18/07

4. Summary of securities as at the end of the reporting period:

   a) Authorized share capital
      - See Note 4 of the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      - See Note 4 of the consolidated financial statements

   c) Summary of option, warrants and convertible securities outstanding
      - See Note 4 of the consolidated financial statements

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: 131,250 common shares

5. List of Directors and Officers: Peter Haladin, President, Director and CEO
   James Reamsbotton, Director, Secretary and CFO
   Jerry Minni, Director

Schedule C: Management Discussion
- See attached

MEGASTAR DEVELOPMENT CORP.
YEAR END REPORT
for the year ended February 28, 2003

Schedule C: Management Discussion and Analysis

Description of Business

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The continued operations of the Company and recoverability of the amounts shown for the mineral property and related deferred costs is dependant upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.

Discussions of Operations and Financial Codnitions

During the period under review the Company did not incur any exploration expenditures

Simkar Property

A lot of activity has been observed in "Val d'Or region" of Quebec with the rise in gold prices.

AUR Resources in particular has been actively exploring the area surrounding the Simkar Property.

The Company has spent over $800,000 on a drilling program 6 years ago, and has proven up approximately 100,000 ounces of gold.

An engineering report should be completed in a few weeks and a possible drilling program is envisaged for the summer.

Otish Mountain Claims

Some very encouraging results have been encountered by Ashton Resources in that region of several diamond bearing kimberlites.

The Company will be discussing with it's engineers a plan of preliminary exploration.

The Company did not earn any income during the period while incurring expenses of $111,395 as compared to expenses of $257,699 during the comparative period.

For a detailed analysis of expenditures refer to the financial statements.

There were no legal proceedings against the Company during the period.

The Company has not entered into investor relations agreements yet, but has been in contact with a German Group for a possible investor relations representation in Europe.

The Company did not enter into any other material contracts during the period.

Subsequent Events

Subsequent to February 28, 2003:

i) the Company issued 800,000 units at $0.12 per unit pursuant to a private placement. Each unit consists of one common share and one common share purchase warrant. Each warrant and $0.16 will entitle the holder thereof to acquire an additional common share The warrants expire on April 15, 2005. The Company received $65,000 in cash and applied $31,000 due to a related party at year end for total proceeds of $96,000;, and

ii) the Company granted 502,068 share purchase options to two directors of the Company. Each option is exercisable at $0.13 until March 6, 2008.

Financing, Principal Purpose and Milestones

During the year, the Company received $57,196 from the exercise of stock options and $62,063 from related parties. The proceeds were used for general working capital. Of the amount received from related parties, $31,000 was subsequently applied to the private placement previously disclosed.

Liquidity and solvency

The Company had a working capital deficiency of $83,963 at February 28, 2003.

MEGASTAR DEVELOPMENT CORP.

TO REGISTERED HOLDERS
AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Instrument 54-102 – "Supplemental Mailing List and Interim Financial Statement Exemption":

(a) registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive interim financial statements for the issuer's first, second and third fiscal quarters;

(b) non-registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive interim financial statements for the issuer's first, second and third fiscal quarters.

If you are interested in receiving such quarterly reports, please complete and return this form.

NAME OF ISSUER: MEGASTAR DEVELOPMENT CORP.

NAME OF SHAREHOLDER: ____________________

ADDRESS: ____________________

____

SIGNATURE: ____________________
I certify that I am a registered shareholder

SIGNATURE ____________________
I certify that I am a non-registered shareholder (beneficial holder)

DATE: ________________, 2003

MAIL TO: Pacific Corporate Trust Company
10th Floor – 625 Howe Street
Vancouver, B.C. V6C 3B8

INSTRUCTIONS AND OPTIONS FOR VOTING

Voting by mail or by fax:

Pacific Corporate Trust Company	Megastar Development Corp.
10th Floor – 625 Howe Street	PO Box 865
Vancouver, BC V6C 3B8	#5 – 9110 Glover Road
Fax: 604.689.8144	Fort Langley, BC V1M 2S2
	Fax: 604.888.3268

***To be represented at the Meeting,* voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" or the "COMPANY", by mail or by fax, at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof.**

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MEGASTAR DEVELOPMENT CORP.

TO BE HELD AT THE OFFICES OF MESSRS. CLARK, WILSON, 8TH FLOOR – 885 WEST GEORGIA STREET, VANCOUVER, BC ON THURSDAY, JULY 25TH, 2003, AT 10:00 AM (VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Peter Haladin, the President and a Director of the Company, or failing him, James Reamsbottom, a Director of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

SECURITIES & EXCHANGE COMMISSION
RM 3094 (3-6) 450 5TH ST NW
WASHINGTON DC 20549
USA

000000001301

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	____	____
2.	To determine the number of Directors at three (3)	____	____
3.	To approve an ordinary resolution to adopt a formal stock option plan (the "Plan"), such Plan being in compliance with the policies of the TSX Venture Exchange, providing for the granting to the directors and employees of the Company of incentive stock options to purchase common shares in the capital stock of the Company details of which are set out in the enclosed Proxy Statement and Information Circular	____	____

	Resolution	For	Withhold
4.	Appointment of Amisano Hanson, Chartered Accountants, as auditor of the Company	____	____
5.	Election of Directors		
	To elect Peter Haladin as a Director	____	____
	To elect James Reamsbottom as a Director	____	____
	To elect Jerry Minni as a Director	____	____

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE